Ms. Jennifer Thompson

Accounting Branch Chief

Securities and Exchange Commission

Washington, D.C. 20549

United States of America

November 7, 2013

RE:	Chugach Electric Association, Inc. Form 10-K for the Fiscal Year Ended December 31, 2012 Filed March 22, 2013 File No. 033-42125

Dear Ms. Thompson,

We refer to your comment letter dated October 24, 2013, requesting further information in relation to the above Form 10-K, filed on March 22, 2013.

Attached please find our response to your comment letter.

We acknowledge that Chugach Electric Association, Inc. is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and Chugach Electric Association, Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Your comments are appreciated and we look forward to receiving your confirmation that our responses meet your requirements.

Very Truly Yours,

/s/ Sherri L. McKay-Highers

Sherri L. McKay-Highers
Chief Financial Officer
Chugach Electric Association, Inc.
5601 Electron Dr.
Anchorage, AK 99518

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2012

Notes to Financial Statements

Note (2) Significant Accounting Policies, page 57

c. Utility Plant and Depreciation, page 58

1.	We read your response to comment 1 from our letter dated October 8, 2013. Please provide to us your SAB 1.M and 1.N materiality analysis with respect to the cost of removal classification error. In this regard, explain to us in further detail why a prospective reclassification in the December 31, 2013 Form 10-K is appropriate as opposed to a restatement of your historical financial statements.

Respectfully, we do not consider our regulator approved accounting treatment associated with our classification of our cost of removal as an error. Chugach is not required to monitor, track and refund amounts previously collected from rate payers on a dollar for dollar basis for costs not incurred. Chugach has been following long-standing regulatory treatment, as approved by our regulator, the Regulatory Commission of Alaska (RCA), and in accordance with the Federal Energy Regulatory Commission (FERC) Definition 10 in 18 CFR Part 101 and further confirmed in Docket No. RM02-7-000, Order No. 631, issued April 9, 2002, “Accounting, Financial Reporting, and Rate Filing Requirements for Asset Retirement Obligations.”

Furthermore, we do not consider our cost of removal as a regulatory liability as defined by ASC 980-405-25-1. Our regulator does not require Chugach to separately report the future cost of removing our plant assets nor does it require us to track and provide a subsequent dollar for dollar refund issued to customers as a result of any variance associated with the actual cost of removal. The mechanism used by our regulator requires Chugach to periodically file depreciation studies which analyzes the components and activity of our accumulated provision for depreciation, including cost of removal. As a result, our depreciation rates are prospectively adjusted.

Even though we do not consider this an error, to be responsive to your request, our materiality assessment is as follows:

•	The estimated dollar value at December 31, 2012, of the reclassification is approximately $45 million, which represents 5% of total assets at December 31, 2012.

•	The reclassification has no impact on total margins as the estimated cost of removal has already been reflected in our results through our depreciation rates.

•	As a not for profit cooperative that does not issue stock, no shareholder uses our financial statements for stock investing purposes and no manager’s compensation is tied directly to the financial results of the organization.

•	We have no publicly traded stock or debt and therefore no analysts follow our results.

•	There would be no impact to our equity, equity ratio, margins for interest / interest ratio, or times interest earned ratio, resulting in no effect on debt covenant compliance.

•	The reclassification has no impact on our regulatory compliance and therefore does not change our rate making process. The reclassification does not impact our continuing ability to meet our debt service obligations to our private lenders.

•	The reclassification does not conceal an unlawful transaction.

We understand Staff’s interpretation of ASC 980-405-25-1 leading to the conclusion that Chugach should reclassify its cost of removal. Our regulatory authority and precedent is well-defined in relation to our conclusion that the costs of removal are not required to be monitored and refunded to our rate payers on a dollar for dollar basis. However, we respectfully understand Staff has taken a firm position on this topic. As the reclassification of this component of our rate to a separate line outside of our accumulated depreciation does not impact the users of our financial statements (as noted above), we agree to split these amounts and reclassify them on a prospective basis to provide additional transparency and disclosure.

The Company proposes to reclassify the expected future cost of removal from “Accumulated Depreciation” to “Cost of Removal Obligations” on the Company’s Balance Sheets in its December 31, 2013 Form 10-K, and future filings, to allow time to accurately establish the reclassification necessary for all annual and interim periods presented. The Company will reclassify the previously reported amounts in those filings to conform to the revised presentation.

Note (15) Commitments and Contingencies, page 86

2.	We read your response to comment 2 from our letter dated October 8, 2013. Please explain to us in further detail the steps you have taken to reduce costs to mitigate the rate impact of the loss of the MEA and HEA wholesale power contracts which represented approximately 39% of your sales in fiscal 2012. In this regard, explain to us how rates will be designed to recover your operating costs with fewer remaining customers. Given the significant loss of customers, we would like further specific details regarding your plans to recover your incurred operating costs.

The RCA has knowledge of our customers’ intentions to leave our system and is aware of the impacts this will have on our remaining rate payer base. As identified in paragraph c. of ASC 980-10-15-2, we have the ability, through the RCA, to establish rates at levels that will recover Chugach’s costs in anticipation of changes in levels of demand or competition during the recovery period. As anticipated by our regulator, Chugach will be filing general rate cases to establish rate levels and shift costs to the remaining customers on our system to ensure Chugach recovers all of our specific costs of providing electric service. We previously indicated that we have taken steps to reduce costs to mitigate the rate impact to our remaining customers, however, that does not impact our ability to recover our full costs of providing electric service. Our efforts to reduce costs are solely an acknowledgement and sensitivity to rate increases and we endeavor to minimize that impact.